06004833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/21/06

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 28 2006 603

SEC FILE NUMBER
8- 24126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YORK SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Broadway
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David J. Corcoran 212-349-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin, LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway (Address) New York, (City) NY (State) 10018 (Zip Code)

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of York Securities Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MARIA R. CALIFANO
Notary Public, State of New York
No. 01CA4840820
Qualified in Kings County
Commission Expires Jan 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXXX Operations.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.XXXXXXXXXXXXXXXXXXXXXXXXX
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK SECURITIES, INC.

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2005

YORK SECURITIES, INC.

REPORT INDEX

DECEMBER 31, 2005

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER AND DIRECTOR OF YORK SECURITIES, INC.:

We have audited the accompanying statement of financial condition of York Securities, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of York Securities, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
January 23, 2006

YORK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash		$ 107,042
Cash segregated under federal and other regulations		44,882
Marketable equity securities owned, at market value		111,561
Receivable from brokers and dealers:		
Clearance account		103,733
Other		356,589
Property and equipment at cost, less accumulated depreciation and amortization of $211,053		-
Due from officer		356,202
Other assets		40,535
TOTAL ASSETS		**$ 1,120,544**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses		$ 36,900
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value:		
Authorized - 200 shares		
Issued and outstanding - 20 shares	$ 200,000	
Additional paid-in capital	542,905	
Retained earnings	340,739	
Total Stockholder's Equity		1,083,644
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 1,120,544**

See the accompanying Notes to the Financial Statements.

YORK SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions	$ 2,176,118	
Interest and dividends	563,022	
Total Revenues		**$ 2,739,140**
DIRECT EXPENSES:		
Commissions	391,716	
Floor brokerage and clearance charges	547,016	
Officer's salary	69,249	
Salaries	561,639	
Payroll taxes and fringe costs - allocated	160,256	
Margin interest	1,511	
Total Direct Expenses	1,731,387	
INDIRECT EXPENSES	959,890	
Total Expenses		**2,691,277**
OPERATING INCOME		**47,863**
OTHER INCOME (LOSS):		
Firm trading loss, net	(79,620)	
Other miscellaneous income	70,324	
Total Other Loss		**(9,296)**
INCOME BEFORE PROVISION FOR INCOME TAXES		**38,567**
PROVISION FOR INCOME TAXES		**1,972**
NET INCOME		**$ 36,595**

See the accompanying Notes to the Financial Statements.

YORK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional		Total
	Shares Issued	Amount	Paid-In Capital	Retained Earnings	Stockholder's Equity
Balance, January 1, 2005	20	$ 200,000	$ 542,905	$ 304,144	$ 1,047,049
Net income	-	-	-	36,595	36,595
Balance, December 31, 2005	20	$ 200,000	$ 542,905	$ 340,739	$ 1,083,644

See the accompanying Notes to the Financial Statements.

YORK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		**$ 36,595**
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Cash segregated under federal and other regulations	$ 10,000	
Marketable equity securities owned	130,524	
Receivable from brokers and dealers	10,055	
Other assets	37,226	
Decrease in:		
Accounts payable and accrued expenses	(42,786)	
Total adjustments		**145,019**
Net Cash Provided by Operating Activities		**181,614**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to officer	(255,269)	
Repayments from officer	160,608	
Net Cash Used in Investing Activities		**(94,661)**
NET INCREASE IN CASH		**86,953**
CASH:		
Beginning of year		**20,089**
End of year		**$ 107,042**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid		**$ 1,511**
Income taxes paid		**$ 1,824**

See the accompanying Notes to the Financial Statements.

YORK SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principal Business Activity:

York Securities, Inc. (the "Company") is primarily a discount securities broker registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers, Inc. (NASD). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

Security and option transactions and the related income and expenses are recorded on a trade date basis. Marketable securities owned or sold, but not yet purchased, are carried at market value. The resulting difference between cost and market is included in income.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Property and Equipment:

Property and equipment are stated at cost. Depreciation and amortization are computed on straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes:

The Company has elected to be taxed as an S corporation for federal and New York State income tax purposes, whereby the Company's income is reported by the stockholder. Accordingly, no provision has been made for federal and New York State income taxes. The Company remains liable for New York City income taxes and New York State S corporation tax.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - DUE FROM OFFICER:

The amount due from officer is noninterest bearing and has no fixed repayment terms.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and the rule of the New York Stock Exchange which also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2005, the Company had net capital of $665,777 which was $415,777 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company rents its office space under an operating lease expiring in August 2009. The lease, which has escalation clauses that provide for additional rentals based on increases in real estate taxes and operating costs, has been guaranteed by the stockholder. Total rent expense was $74,848 for the year.

Future minimum lease payments under the noncancellable operating lease as of December 31, 2005 are as follows:

2006	$ 61,840
2007	61,840
2008	61,840
2009	41,227
	$ 226,747

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Credit Risk Concentrations:

Substantially all of the Company's securities balances are held by one brokerage firm. The Securities Investor Protection Corporation (SIPC) insures the brokerage account to the extent of $500,000 (including up to $100,000 for cash). Securities balances in excess of insurance coverage are secured by the good faith and credit of the brokerage firm.

The Company maintains accounts in banks primarily in New York. The company had excess deposit balances over amounts covered by federal insurance of $40,226 as of December 31, 2005.

NOTE 6 - PROFIT-SHARING PLAN:

The Company maintains a 401(k) defined contribution plan which covers all eligible employees. Employer contributions are discretionary and no contribution was made for the year.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE STOCKHOLDER AND DIRECTOR OF
YORK SECURITIES, INC.:

We have audited the accompanying financial statements of York Securities, Inc. as of December 31, 2005 and have issued our report thereon dated January 23, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
January 23, 2006

YORK SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2005

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 1,083,644
NONALLOWABLE ASSETS	(396,737)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	686,907
HAIRCUTS ON SECURITIES	21,130
NET CAPITAL	665,777
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $36,900 OR $250,000 WHICHEVER IS GREATER	250,000
EXCESS NET CAPITAL	$ 415,777
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$ 670,173
ADJUSTMENT TO HAIRCUTS ON SECURITIES	4,396
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$ 665,777
TOTAL AGGREGATE INDEBTEDNESS	$ 36,900
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.06 to 1

See Independent Auditors' Report on Supplementary Information.

YORK SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

CREDIT BALANCES:		
Free credit balances in customers' accounts	$	13,281
DEBIT BALANCES:		
Debit balances in customers' accounts		-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	13,281
REQUIRED DEPOSIT	$	13,281
AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT" AT DECEMBER 31, 2005	$	44,882

There were no material differences from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2005.

See Independent Auditors' Report on Supplementary Information.

YORK SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):

None

2. Customers' fully paid securities and excess securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from "normal business operations" as permitted under Rule 15c3-3:

None

See Independent Auditors' Report on Supplementary Information.

ABA

Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

BOARD OF DIRECTORS
YORK SECURITIES, INC.:

In planning and performing our audit of the financial statements and supplemental schedule of York Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trade Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and CFTC Regulation 1.17 and for determining compliance with the provisions of Rule 15c3-3. The Company is subject to Rule 15c3-3 by holding payables to customers which result from directed brokerage and commission rebate activity. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of York Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

New York, New York
January 23, 2006